Exhibit 7
STATEMENT REGARDING RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to combined fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated. Prior period amounts have been restated. See Note 36 (Discontinued Operations) to the Financial Statements on pages 99 to 101 of the Financial Statements 2007 for further information.

For the year ended		31.12.07	31.12.06	31.12.05	31.12.04	31.12.03
CHF million except for ratios

Pre-tax earnings from continuing operations	1	-4,385	13,654	11,473	9,052	6,721
Add: Fixed charges		104,795	81,800	50,576	28,293	28,607
Pre-tax earnings before fixed charges		100,410	95,454	62,049	37,345	35,328

Fixed charges:
Interest		103,775	80,880	49,758	27,484	27,784
Other	2	1,020	920	818	809	823
Total fixed charges		104,795	81,800	50,576	28,293	28,607

Ratio of earnings to fixed charges		0.96	1.17	1.23	1.32	1.23

1	Pre-tax earnings from continuing operations includes the elimination of subsidiary associate and minority interest income and the addition of dividends received from associates.
2	Other fixed charges is the interest component of rental expense.